EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges
Nine months ended September 30, (dollars in millions)

	CIT	Predecessor CIT

	2010	2009

Earnings:
Net income (loss) attributable to common shareholders (1)	$418.3	$(3,157.1)
Provision (benefit) for income taxes	187.2	(12.4)

Income (loss) before provision for income taxes	605.5	(3,169.5)

Fixed charges:
Interest and debt expenses on indebtedness	2,377.7	1,984.5
Interest factor: one-third of rentals on real and personal properties	11.7	13.6

Total fixed charges	2,389.4	1,998.1

Total earnings before provision for income taxes and fixed charges	$2,994.9	$(1,171.4)

Ratios of earnings to fixed charges	1.25x	(1)

(1)	Earnings were insufficient to cover fixed charges by $3,169.5 million for the nine months ended September 30, 2009.

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